UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40024

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

+(86)0755-88600589

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Letter regarding Regaining Compliance with Closing Bid Price Requirement.

On September 23, 2024, NASDAQ notified the Company that our ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

On December 30, 2024, NASDAQ notified the Company that it has determined that for the last 10 consecutive business days, from December 13, 2024, to December 27, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroAlgo Inc.

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive Officer

Date: December 31, 2024

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